PHOENIX ENERGY RESOURCES CORPORATION
1001 Bayhill Drive
2nd Floor
Suite 200
San Bruno, CA 94066

To: Securities and Exchange Commission

VIA EDGAR

December 18, 2009

Re:           Phoenix Energy Resources, Inc.
Form 10-K for the year ended June 30, 2009
Filed October 13, 2009
File No. 000-52843

Dear Mr. Hodgdon:

We have filed on EDGAR Amendment No. 1 to our Form 10-K for the year ended June 30, 2009 filed October 13, 2009. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.
Our Properties, page 4

1. Disclose the material terms of your lease agreements. Disclose the amount of original acreage under the lease agreements and the amount of acreage subject to leases that have lapsed due to exploration and production inactivity. Discuss why you did not meet the exploration, production or other terms of the lease agreements.

Response:                                We have amended our 10-K and added the material terms of our lease agreements as well as an explanation of why we did not meet the exploration, production or other terms of the lease agreement.

Our Business Strengths, page 4 Our Competitive Strengths, page 4

2. As the leases on all of your acreage had expired as of the time you filed your Form 10-K, substantially revise the subsections "Our Business Strengths" and "Our Competitive Strengths" to reflect your current lack of properties or operations. In addition, highlight the amount of funding you would need to support each phase of your planned acquisition and development of any properties.

Response:                                We have amended our 10-K and have revised the subsections Our Business Strategy and Our Competitive Strengths. We have also added an additional paragraph in regards to funding.

Recent Sales of Unregistered Securities, page 12

3. We note your disclosure in this item that there have been no sales of unregistered securities. Please advise and revise your disclosure with respect to the issuance of 200,000 shares of common stock disclosed in Note 6 to your financial statements.

Response:                                We have amended our 10-K and have disclosed the issuance of 200,000 shares of common stock.

Liquidity and Capital Resources, page 12

4. Please provide a more detailed assessment of your liquidity position over the short-term and long-term. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.0 of Release No. 33-6835 and footnote 43 of Release No. 33-8350. For example, please specifically discuss the outstanding notes payable disclosed in Note 7 of your financial statements and disclose their material terms. Your disclosure should discuss with more specificity your plans for satisfying such material obligations, whether through refinancing or otherwise, and how this might impact your long-term financial position.

Response:                                We have amended our 10-K and have disclosed the following:

At June 30, 2009 we had not generated significant revenues from operations. In addition, the bulk of our prospective revenue generating assets have expired as of June 30, 2009. To the extent that we are unable to find additional sources of financing we do not expect to generate revenues from operations. As a result, the current notes payable balance with accrued interest will be repaid through the issuance of additional common stock. The repayment of our notes payable through the issuance of common stock would significantly increase the total shares issued and oustanding.

5. We note from your disclosure in Note 7 of your financial statements that all of your outstanding notes payable are repayable at your option in shares of your common stock at a 15% discount to the five day average trading price quoted on the Over-the-Counter Bulletin Board. In light of this feature, please disclose the following:

• The notes are repayable at a floating rate below the then-prevailing market price and, as a result, the lower the stock price at the time of repayment, the more common shares the note holder gets.
• The repayment of the notes in common stock may result in substantial dilution to the interests of other holders of common stock and may further depress the stock price.
• Disclose the amount of shares you would have to issue upon repayment of each note using the closing price of your common stock on June 30, 2009. Disclose the percentage of outstanding shares these shares would represent. Provide the same disclosure with respect to accrued interest payments on the notes if you have the same repayment option for the interest payments.

Response:  We have amended the Liquidity and Capital Resources and Note 7 to include the suggested disclosure.

Item 9A(T). Controls and Procedures, page 15

6. We note management has concluded that your disclosure controls and procedures were not effective as of the end of your fiscal year. Please revise to describe in greater detail why management concluded that your disclosure controls and procedures were not effective.

Response:                                We have amended our 10-K and have removed “ineffective” as this was a typo and management has concluded that the disclosure controls and procedures were effective.

Item 12. Security Ownership of Certain Beneficial Owners and Management..., page 16

7. Please disclose the natural person(s) who have sole or shared voting or investment powers over the shares held by Helvetic Capital Ventures.

Response:  We have amended our 10-K by adding a footnote disclosing the beneficial ownership of the shares held by Helvetic Capital.

Item 15. Exhibits, Financial Statement Schedules, page 17

8. We note that you have omitted language from the introduction to paragraph 4 and paragraph 4(b) of the certifications required by Exchange Act Rule 13a-14(a). Revise your certifications in your amended filings to include the language of paragraph 4 of Item 601(31)(i) of Regulation S-K. More specifically, revise to refer to "internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))" immediately following your reference to disclosure controls and procedures in the introduction. In addition, revise to add the missing language from paragraph 4(b) as follows: "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." In addition, please revise your certifications throughout to conform to the exact language in Item 601(31)(i) of Regulation S-K.

Response:                                We have amended our Exhibit 31.1 and 32.1 and updated the proper language.

9.Please file the following agreements as exhibits or tell us why you do not believe they need to be filed under Item 601 of Regulation S-K:
• The mineral lease agreements;
• The acquisition agreement between the company and Helvetic Capital Ventures AG;
• The employment agreement with Mr. Rene Soullier;
• The operating agreement with JMACK Energy; and
• The agreements governing your promissory notes.

Response:                                We have amended our 10-K and have filed the above exhibits.

• The mineral lease agreements;
Exhibit 10.3, Exhibit 10.4, Exhibit 10.6, Exhibit 10.7
• The acquisition agreement between the company and Helvetic Capital Ventures AG;
Exhibit 10.1
• The employment agreement with Mr. Rene Soullier;
Exhibit 10.9
• The operating agreement with JMACK Energy;
Exhibit 10.5
• The agreements governing your promissory notes.
Exhibit 10.2 and Exhibit 10.8

10. We note that you have only incorporated by reference the certificate of amendment to your articles of incorporation from your definitive proxy statement filed on June 2, 2008 as Exhibit 3.1. Please file a complete copy of your amended and restated articles of incorporation. In addition, separately file a complete copy of your bylaws. See Item 601(b)(3)(i) and (ii) of Regulation S-K.

Response:                                Attached as Exhibit 3.1 is a copy of our amended and restated articles.

Signatures, page 18

11. In your revised filing and in future filings, please indicate who is signing on behalf of the registrant as principal financial officer. See General Instruction D(2)(a) to Form 10-K.

Response:                                Acknowledged

We, the company, acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Phoenix Energy Resources Corporation

By:         /s/ Rene Ronal Soullier
Rene Ronald Soullier
Director